新世界發展有限公司
New World Development Company Limited

02 FEB 26 AM 8:21

Securities & Exchange Commission
Office of International Corporate Finance
Room 3045
450 Fifth Street, N.W.
Washington, D. C. 20549
U S A

January 9, 2002

02015472

SUPPL

Dear Sirs

Re: File Number 82-2971
New World Development Co Ltd
Rule 12g3-2 (b) exemption

We refer to the above and enclose herewith Announcement dated January 8, 2002 in connection with the Final Dividend for the year ended 30th June 2001 of the Company in duplicate for your files.

Yours truly
For and on behalf of
New World Development Co Ltd

PROCESSED
MAY 14 2002
THOMSON
FINANCIAL

Michael C Pei

Encls.
MP/jc

c.c. Ms Ellen Lin- The Bank of New York

LEGAL & GENERAL *Notices*

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

新世界發展有限公司

New World Development Company Limited

(incorporated in Hong Kong with limited liability)

FINAL DIVIDEND FOR THE YEAR ENDED 30TH JUNE, 2001

On 10th October, 2001, the Directors of New World Development Company Limited (the "Company") resolved to recommend a final dividend for the year ended 30th June, 2001 of HK$0.10 per share, and as to HK$0.01 per share, this dividend will be paid in cash and as to HK$0.09 per share, this dividend should take the form of scrip dividend with a cash option to shareholders on the register of members as at 6th December, 2001. At the annual general meeting held on 6th December, 2001, the said final dividend was approved. This announcement is to advise the shareholders how the scrip entitlements to the said final dividend are being arrived at.

A circular setting out details of the said final dividend was sent to shareholders on 6th December, 2001. It was mentioned, inter alia, that for the purpose of calculating the number of shares of HK$1.00 each of the Company ("Share(s)") to be allotted, the market value of a new Share will be calculated as an amount equal to 97% of the average of the closing prices of an existing Share on The Stock Exchange of Hong Kong Limited for the five trading days up to and including 8th January, 2002. It is now determined that the said average closing price is HK$7.10. Accordingly, the number of new Shares which shareholders of the Company will receive in respect of their existing Shares for which cash election of the scrip entitlements to the said final dividend is not made will be calculated as follows:-

$$\text{Number of new Shares to be received} = \text{Number of existing Shares for which cash election is not made} \times \frac{\text{HK\$0.09}}{\text{HK\$7.10} \times \frac{97}{100}}$$

The number of new Shares to be received will be rounded down to the nearest whole number of new Shares. Fractional entitlements to the new Shares will not be allotted but will be disregarded and the benefit thereof will accrue to the Company. The new shares will not rank for the final dividend in respect of the year ended 30th June, 2001 but will rank pari passu in all other respects with the existing Shares.

Application has been made to the Listing Committee of The Stock Exchange of Hong Kong Limited for the grant of listing of and permission to deal in the new Shares. It is expected that certificates for the new Shares and cheques for cash entitlements will be posted to shareholders of the Company at the risk of those entitled thereto on or before 14th January, 2002.

By Order of the Board
Leung Chi Kin
Secretary

Hong Kong, 8th January, 2002

新世界發展有限公司
New World Development Company Limited

02 FEB 26 AM 8:43

Securities & Exchange Commission
Office of International Corporate Finance
Room 3045
450 Fifth Street, N.W.
Washington, D. C. 20549
U S A

February 7, 2002

Dear Sirs

SUPPL

Re: File Number 82-2971
New World Development Co Ltd
Rule 12g3-2 (b) exemption

We refer to the above and enclose herewith Announcement dated February 6, 2002 in connection with the connected transaction between the Company, the Company Subsidiary, Chow Tai Fook Enterprises Limited, Wee Investment (Pte.) Limited, the Wee Subsidiary and Jade Gain Enterprises Limited in duplicate for your files.

Yours truly
For and on behalf of
New World Development Co Ltd

Michael C Pei

Encls.
MP/jc

c.c. Ms Ellen Lin- The Bank of New York

香港中環皇后大道中18號新世界大廈30樓 電話 (852) 2523 1056 傳真 (852) 2810 4673
30/F, New World Tower, 18 Queen's Road Central, Hong Kong Tel (852) 2523 1056 Fax (852) 2810 4673

新世界發展有限公司

New World Development Company Limited

(incorporated in Hong Kong with limited liability)

CONNECTED TRANSACTION

The Directors are pleased to announce that on 6th February, 2002, the Company, Chow Tai Fook and Wee, an independent third party property development company, together with a wholly-owned subsidiary of each of the Company and Wee, and Jade Gain, entered into a Shareholders' Agreement relating to Jade Gain which is the developer of the Project. The Company, Chow Tai Fook and Wee have a direct or indirect shareholding of 45 per cent., 30 per cent. and 25 per cent. respectively in Jade Gain.

Chow Tai Fook together with its subsidiaries own approximately 38.10 per cent. of the issued share capital of the Company. Being a controlling shareholder of the Company, Chow Tai Fook is regarded as a connected person of the Company for the purpose of the Listing Rules on the Stock Exchange. Under the Listing Rules, the transactions contemplated under the Shareholders' Agreement would constitute a connected transaction of the Company and are subject to the disclosure requirements under Rule 14.25 of the Listing Rules.

SHAREHOLDERS' AGREEMENT

Date

6th February, 2002

Parties

Shareholders

(1) the Company Subsidiary as to 45%

(2) Chow Tai Fook as to 30%

(3) the Wee Subsidiary as to 25%

Guarantors

(i) the Company, as guarantor for the performance of the obligations of the Company Subsidiary

(ii) Wee, as guarantor for the performance of the obligations of the Wee Subsidiary

Board of Directors

The Board shall comprise 8 directors, four of whom will be appointed by the Company Subsidiary, two of whom will be appointed by Chow Tai Fook and two of whom will be appointed by the Wee Subsidiary. The quorum for the meeting of the Board shall be constituted by three directors with at least one director nominated by each of the Shareholders.

Financing

Financing of Jade Gain shall be by way of shareholders loans advanced by the Shareholders in their Relevant Proportions and, if required, by the Company or the Company's Subsidiary in its Relevant Proportion, Chow Tai Fook in its Relevant Proportion and Wee or the Wee Subsidiary in its Relevant Proportion providing several guarantees or securities in accordance with the Relevant Proportions in respect of any borrowing from banks and/or financial institutions by Jade Gain.

Information on the Project

Jade Gain is the developer of the Tseung Kwan O Station Development, Package One - Area 55b. On the same date on which the Shareholders' Agreement was entered into, Jade Gain, the Company, Chow Tai Fook and Wee entered into the Development Agreement with MTRC to carry out the Project at the Area 55b development site located adjacent to the MTR Tseung Kwan O Station. The Project comprises the development and construction of residential accommodation, commercial accommodation and associated facilities at Tseung Kwan O Town Lot No. 75 Area 55b development site located adjacent to the MTR Tseung Kwan O Station with a development area of approximately 1,041,923 square feet. The total development costs (including capital and financial commitments) for the Project are budgeted at approximately HK$2 billion, however, depending on various market and other factors, the final figure for the total development costs may vary. It is expected that the development costs will be financed in the manner stated under the paragraph "Financing" above. Accordingly, the Company may in future provide finance, guarantees and/or security in respect of 45 per cent. of the estimated HK$2 billion development costs of the Area 55b development site. The Company's portion of funding is expected to be financed by its working capital.

Guarantors

Each of the Company, Chow Tai Fook and Wee has also, under the Development Agreement, provided a Guarantee to MTRC on a several basis in proportion to their relevant attributable shareholding percentage in Jade Gain. Pursuant to their respective Guarantee, each of the Company, Chow Tai Fook and Wee guarantees to MTRC the due and punctual performance and observance by Jade Gain of 45%, 30% and 25% respectively of the obligations and liabilities of Jade Gain under or in connection with the Development Agreement, and the due and punctual payment of 45%, 30% and 25% respectively of all moneys and liabilities due, owing or payable to MTRC from or by Jade Gain under or in connection with the Development Agreement.

Under the Shareholders' Agreement, each of the Guarantors and Chow Tai Fook and, where applicable, their respective subsidiaries have also agreed in relation to, among other things, the obtaining and provision of funding to Jade Gain, and the provision of guarantees and securities in relation thereto, in each case on a several basis in proportion to their respective attributable shareholding percentage in Jade Gain.

Reasons for entering into the transactions

The Group is principally engaged in the business of property investment and development, infrastructure, services and telecommunications, and the operations of the Group are focused in Hong Kong and the People's Republic of China. The Company's participation in the Project and its entering into of the Development Agreement is in furtherance of its business of property development in Hong Kong. As for the Shareholders' Agreement, the Company wished to participate in the Project in a joint venture with parties with whom the Company has a well-established relationship in property development projects. Chow Tai Fook, having successfully participated in certain property projects with the Company in the past, was an ideal joint venture participant in the Project.

The Directors (including the independent non-executive Directors) consider that it is in the interests of the Company to enter into the Shareholders' Agreement, the Development Agreement and the Guarantee.

Connection between the parties

Chow Tai Fook together with its subsidiaries own approximately 38.10 per cent. of the issued share capital of the Company. Being a controlling shareholder of the Company, Chow Tai Fook is regarded as a connected person of the Company for the purpose of the Listing Rules on the Stock Exchange. Under the Listing Rules, the transactions contemplated under the Shareholders' Agreement would constitute a connected transaction of the Company and are subject to the disclosure requirements under Rule 14.25 of the Listing Rules.

Further details in relation to the transactions will be disclosed in the next published annual report of the Company.

Potential transaction between the Company and NWI

Reference is made to the joint announcement dated 28th January, 2002 made by the Company and NWI regarding potential internal reorganization relating to the fixed line telecommunications business. The Company announce that it is still in negotiations with NWI over the terms of such potential transaction and no final agreement has yet been reached.

DEFINITIONS

"Board"	:	the board of directors of Jade Gain
"Chow Tai Fook"	:	Chow Tai Fook Enterprises Limited, a company incorporated in Hong Kong with limited liability and the controlling shareholder of the Company
"Company"	:	New World Development Company Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the main board of the Stock Exchange
"Company Subsidiary"	:	a wholly-owned subsidiary of the Company which is a shareholder as to 45% in Jade Gain
"Development Agreement"	:	an agreement dated 6th February, 2002 entered into between MTRC, the Company, Chow Tai Fook, Wee, and Jade Gain in relation to the development of the Project
"Directors"	:	the directors of the Company
"Group"	:	the Company and its subsidiaries
"Guarantees"	:	deed of guarantee dated 6th February, 2002 provided by each of the Company, Chow Tai Fook and Wee in favour of MTR in respect of the obligations of Jade Gain under the Development Agreement
"Guarantors"	:	together, the Company and Wee, being the guarantors of the Company Subsidiary and the Wee Subsidiary respectively under the Shareholders' Agreement
"HK$"	:	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	:	the Hong Kong Special Administrative Region of the People's Republic of China
"Jade Gain"	:	Jade Gain Enterprises Limited, a company incorporated in Hong Kong with limited liability and beneficially owned as to 45% by the Company, 30% by Chow Tai Fook and 25% by Wee
"Listing Rules"	:	the Rules Governing the Listing of Securities on the Stock Exchange
"MTRC"	:	MTR Corporation Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the main board of the Stock Exchange
"NWI"	:	New World Infrastructure Limited, a company incorporated in the Cayman Islands with limited liability, the shares of which are listed on the main board of the Stock Exchange
"Project"	:	the development and construction of residential accommodation, commercial accommodation and associated facilities at Tseung Kwan O Town Lot No. 75, Area 55b development site located adjacent to the MTR Tseung Kwan O Station with a development area of approximately 1,041,923 square feet
"Relevant Proportions"	:	in proportion to each Shareholder's respective shareholding percentage in Jade Gain
"Shareholders"	:	together, the Company Subsidiary, Chow Tai Fook and the Wee Subsidiary being all the shareholders of the Company as at the date of the Shareholders' Agreement
"Shareholders' Agreement"	:	an agreement dated 6th February, 2002 entered into between the Company, the Company Subsidiary, Chow Tai Fook, Wee, the Wee Subsidiary and Jade Gain in relation to Jade Gain
"Stock Exchange"	:	The Stock Exchange of Hong Kong Limited
"Wee"	:	Wee Investments (Pte.) Limited, a company incorporated in Singapore with limited liability, an independent third party
"Wee Subsidiary"	:	a wholly-owned subsidiary of Wee which is a shareholder as to 25% in Jade Gain

By order of the board
NEW WORLD DEVELOPMENT COMPANY LIMITED
LEUNG CHI-KIN, STEWART
Company Secretary

Hong Kong, 6th February, 2002

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)

CONNECTED TRANSACTION

The Directors are pleased to announce that on 6th February, 2002, the Company, Chow Tai Fook and Wee, an independent third party property development company, together with a wholly-owned subsidiary of each of the Company and Wee, and Jade Gain, entered into a Shareholders' Agreement relating to Jade Gain which is the developer of the Project. The Company, Chow Tai Fook and Wee have a direct or indirect shareholding of 45 per cent., 30 per cent. and 25 per cent. respectively in Jade Gain.

Chow Tai Fook together with its subsidiaries own approximately 38.10 per cent. of the issued share capital of the Company. Being a controlling shareholder of the Company, Chow Tai Fook is regarded as a connected person of the Company for the purpose of the Listing Rules on the Stock Exchange. Under the Listing Rules, the transactions contemplated under the Shareholders' Agreement would constitute a connected transaction of the Company and are subject to the disclosure requirements under Rule 14.25 of the Listing Rules.

SHAREHOLDERS' AGREEMENT

Date

6th February, 2002

Parties

Shareholders

(1) the Company Subsidiary as to 45%

(2) Chow Tai Fook as to 30%

(3) the Wee Subsidiary as to 25%

Guarantors

(i) the Company, as guarantor for the performance of the obligations of the Company Subsidiary

(ii) Wee, as guarantor for the performance of the obligations of the Wee Subsidiary

Board of Directors

The Board shall comprise 8 directors, four of whom will be appointed by the Company Subsidiary, two of whom will be appointed by Chow Tai Fook and two of whom will be appointed by the Wee Subsidiary. The quorum for the meeting of the Board shall be constituted by three directors with at least one director nominated by each of the Shareholders.

Financing

Financing of Jade Gain shall be by way of shareholders loans advanced by the Shareholders in their Relevant Proportions and, if required, by the Company or the Company's Subsidiary in its Relevant Proportion, Chow Tai Fook in its Relevant Proportion and Wee or the Wee Subsidiary in its Relevant Proportion providing several guarantees or securities in accordance with the Relevant Proportions in respect of any borrowing from banks and/or financial institutions by Jade Gain.

Information on the Project

Jade Gain is the developer of the Tseung Kwan O Station Development, Package One - Area 55b. On the same date on which the Shareholders' Agreement was entered into, Jade Gain, the Company, Chow Tai Fook and Wee entered into the Development Agreement with MTRC to carry out the Project at the Area 55b development site located adjacent to the MTR Tseung Kwan O Station. The Project comprises the development and construction of residential accommodation, commercial accommodation and associated facilities at Tseung Kwan O Town Lot No. 75 Area 55b development site located adjacent to the MTR Tseung Kwan O Station with a development area of approximately 1,041,923 square feet. The total development costs (including capital and financial commitments) for the Project are budgeted at approximately HK$2 billion, however, depending on various market and other factors, the final figure for the total development costs may vary. It is expected that the development costs will be financed in the manner stated under the paragraph "Financing" above. Accordingly, the Company may in future provide finance, guarantees and/or security in respect of 45 per cent. of the estimated HK$2 billion development costs of the Area 55b development site. The Company's portion of funding is expected to be financed by its working capital.

3

Guarantors

Each of the Company, Chow Tai Fook and Wee has also, under the Development Agreement, provided a Guarantee to MTRC on a several basis in proportion to their relevant attributable shareholding percentage in Jade Gain. Pursuant to their respective Guarantee, each of the Company, Chow Tai Fook and Wee guarantees to MTRC the due and punctual performance and observance by Jade Gain of 45%, 30% and 25% respectively of the obligations and liabilities of Jade Gain under or in connection with the Development Agreement, and the due and punctual payment of 45%, 30% and 25% respectively of all moneys and liabilities due, owing or payable to MTRC from or by Jade Gain under or in connection with the Development Agreement.

Under the Shareholders' Agreement, each of the Guarantors and Chow Tai Fook and, where applicable, their respective subsidiaries have also agreed in relation to, among other things, the obtaining and provision of funding to Jade Gain, and the provision of guarantees and securities in relation thereto, in each case on a several basis in proportion to their respective attributable shareholding percentage in Jade Gain.

Reasons for entering into the transactions

The Group is principally engaged in the business of property investment and development, infrastructure, services and telecommunications, and the operations of the Group are focused in Hong Kong and the People's Republic of China. The Company's participation in the Project and its entering into of the Development Agreement is in furtherance of its business of property development in Hong Kong. As for the Shareholders' Agreement, the Company wished to participate in the Project in a joint venture with parties with whom the Company has a well-established relationship in property development projects. Chow Tai Fook, having successfully participated in certain property projects with the Company in the past, was an ideal joint venture participant in the Project.

The Directors (including the independent non-executive Directors) consider that it is in the interests of the Company to enter into the Shareholders' Agreement, the Development Agreement and the Guarantee.

Connection between the parties

Chow Tai Fook together with its subsidiaries own approximately 38.10 per cent. of the issued share capital of the Company. Being a controlling shareholder of the Company, Chow Tai Fook is regarded as a connected person of the Company for the purpose of the Listing Rules on the Stock Exchange. Under the Listing Rules, the transactions contemplated under the Shareholders' Agreement would constitute a connected transaction of the Company and are subject to the disclosure requirements under Rule 14.25 of the Listing Rules.

Further details in relation to the transactions will be disclosed in the next published annual report of the Company.

Potential transaction between the Company and NWI

Reference is made to the joint announcement dated 28th January, 2002 made by the Company and NWI regarding potential internal reorganization relating to the fixed line telecommunications business. The Company announce that it is still in negotiations with NWI over the terms of such potential transaction and no final agreement has yet been reached.

DEFINITIONS

"Board"	:	the board of directors of Jade Gain
"Chow Tai Fook"	:	Chow Tai Fook Enterprises Limited, a company incorporated in Hong Kong with limited liability and the controlling shareholder of the Company
"Company"	:	New World Development Company Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the main board of the Stock Exchange
"Company Subsidiary"	:	a wholly-owned subsidiary of the Company which is a shareholder as to 45% in Jade Gain
"Development Agreement"	:	an agreement dated 6th February, 2002 entered into between MTRC, the Company, Chow Tai Fook, Wee, and Jade Gain in relation to the development of the Project
"Directors"	:	the directors of the Company
"Group"	:	the Company and its subsidiaries
"Guarantees"	:	deed of guarantee dated 6th February, 2002 provided by each of the Company, Chow Tai Fook and Wee in favour of MTR in respect of the obligations of Jade Gain under the Development Agreement
"Guarantors"	:	together, the Company and Wee, being the guarantors of the Company Subsidiary and the Wee Subsidiary respectively under the Shareholders' Agreement
"HK$"	:	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	:	the Hong Kong Special Administrative Region of the People's Republic of China
"Jade Gain"	:	Jade Gain Enterprises Limited, a company incorporated in Hong Kong with limited liability and beneficially owned as to 45% by the Company, 30% by Chow Tai Fook and 25% by Wee
"Listing Rules"	:	the Rules Governing the Listing of Securities on the Stock Exchange
"MTRC"	:	MTR Corporation Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the main board of the Stock Exchange
"NWI"	:	New World Infrastructure Limited, a company incorporated in the Cayman Islands with limited liability, the shares of which are listed on the main board of the Stock Exchange
"Project"	:	the development and construction of residential accommodation, commercial accommodation and associated facilities at Tseung Kwan O Town Lot No. 75, Area 55b development site located adjacent to the MTR Tseung Kwan O Station with a development area of approximately 1,041,923 square feet
"Relevant Proportions"	:	in proportion to each Shareholder's respective shareholding percentage in Jade Gain
"Shareholders"	:	together, the Company Subsidiary, Chow Tai Fook and the Wee Subsidiary being all the shareholders of the Company as at the date of the Shareholders' Agreement
"Shareholders' Agreement"	:	an agreement dated 6th February, 2002 entered into between the Company, the Company Subsidiary, Chow Tai Fook, Wee, the Wee Subsidiary and Jade Gain in relation to Jade Gain
"Stock Exchange"	:	The Stock Exchange of Hong Kong Limited
"Wee"	:	Wee Investments (Pte.) Limited, a company incorporated in Singapore with limited liability, an independent third party
"Wee Subsidiary"	:	a wholly-owned subsidiary of Wee which is a shareholder as to 25% in Jade Gain

By order of the board
NEW WORLD DEVELOPMENT COMPANY LIMITED
LEUNG CHI-KIN, STEWART
Company Secretary

Hong Kong, 6th February, 2002